SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)*

Stratasys Ltd.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

M85548101

(CUSIP Number)

Brad Nelson 191 University Blvd, Suite 246 Denver, Colorado 80206 (239) 970-4085

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 1, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Farhad Fred Ebrahimi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 3,410,795 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 3,410,795 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,410,795 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.90%
14	TYPE OF REPORTING PERSON (See Instructions) IN

1	NAMES OF REPORTING PERSONS Mary Wilkie Ebrahimi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 3,410,795 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 3,410,795 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,410,795 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.90%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Schedule 13D

This Amendment No. 1 to Schedule 13D amends the Schedule 13D filed on January 26, 2024.

ITEM 1.
Security and Issuer.

This statement relates to the common stock, $0.01 par value per share, of Stratasys Ltd. (the "Common Stock"), a corporation organized under the laws of Israel, with its principal executive offices at 1 Holtzman Street, Science Park, P.O. Box 2496, Rehovot, Israel 7670401.

ITEM 2.
Identity and Background.
(a)
This statement is being filed by Farhad Fred Ebrahimi and Mary Wilkie Ebrahimi (the "Reporting Persons").
(b)
191 University Blvd, Suite 246, Denver, Colorado 80206.
(c)
Farhad Fred Ebrahimi is a private investor, and Mary Wilkie Ebrahimi is not employed.
(d)
Neither of the Reporting Persons has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)
Neither of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding become (or remain) subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law, or finding any violation with respect to such laws.
(f)
United States.
ITEM 3.
Source and Amount of Funds or Other Consideration.

The Reporting Persons paid $1,240,133 from personal funds to acquire the Common Stock.

ITEM 4.
Purpose of Transaction.

The Reporting Persons have sold Common Stock in the open market and reduced their holdings to below 5%.

The Reporting Persons may make additional sales or purchases of Common Stock or other securities of the Issuer, either in the open market or in private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Common Stock or other securities, other opportunities available to them, general economic conditions, money and stock market conditions, and other future developments.

Except as set forth in this document, none of the Reporting Persons has any present plans which relate to or would result in:

(a)
The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b)
An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c)
A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d)
Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)
Any material change in the present capitalization or dividend policy of the Issuer;
(f)
Any other material change in the Issuer’s business or corporate structure;
(g)
Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i)
A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
(j)
Any action similar to any of those enumerated above.

The Reporting Persons reserve the right, subject to applicable law, to review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in (a) through (j) above, or formulate and implement plans or proposals with respect to any of the foregoing.

ITEM 5.
INTEREST IN SECURITIES OF THE ISSUER.
(a)
Farhad Fred Ebrahimi and Mary Wilkie Ebrahimi jointly hold 3,410,795 shares of the Issuer’s Common Stock. Based on the number of shares reported as outstanding in the Issuer’s 6-K, Exhibit 99.1, filed with the Securities Exchange Commission on March 7, 2024, this represents 4.90% of the outstanding Common Stock of the Issuer.
(b)
Number of shares as to which Farhad Fred Ebrahimi and Mary Wilkie Ebrahimi have:
(i)
sole power to vote or to direct the vote: 0 shares

(ii)
shared power to vote or to direct the vote: 3,410,795 shares
(iii)
sole power to dispose or to direct the disposition of: 0 shares
(iv)
shared power to vote or to direct the vote: 3,410,795 shares
(c)
The following transactions have been effected by the Reporting Persons in the last 60 days or since their last 13D:

Date of Transaction	Type of Transaction	Quantity	Weighted Average Price per Share (in US Dollars)
2/21/2024	Purchase of Common Stock	100	$14.90
3/06/2024	Purchase of Common Stock	73,500	$14.90
3/20/2024	Sale of Common Stock	120,666	$11.64
3/26/2024	Purchase of Common Stock	7,900	$18.16
4/01/2024	Sale of Common Stock	100,000	$11.54

All of these transactions were effected by the Reporting Persons through Fidelity Investments’ online brokerage.

(d)
No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of the shares beneficially owned by any of the Reporting Persons.
(e)
Not applicable
ITEM 6.
Contracts, Arrangements, Understandings or RelationSHips with Respect to Securities of the Issuer.

The following PUT options are outstanding that may be exercised by the purchasers. The obligations to buy are subject to conditions which have not occurred and are beyond the Reporting Persons’ control.

Expiration Date	Type of Transaction	Quantity	Strike Price
1/17/2025	Obligation to buy	200	$15.00
1/17/2025	Obligation to buy	410,800	$17.50

ITEM 7.
Material to Be Filed as Exhibits.

Exhibit A - Power of Attorney

Exhibit B - Power of Attorney

Exhibit C - Agreement regarding filing of joint Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 3, 2024

By: *
Name: Farhad Fred Ebrahimi

By: **
Name: Mary Wilkie Ebrahimi

*By /s/ Brad Nelson
Brad Nelson as Attorney-in-Fact

**By: /s/ Brad Nelson
Brad Nelson as Attorney-in-Fact

*This Schedule 13D/A was executed by Brad Nelson pursuant to a Power of Attorney filed herewith as Exhibit A.

**This Schedule 13D/A was executed by Brad Nelson pursuant to a Power of Attorney filed herewith as Exhibit B.

EXHIBIT INDEX

Exhibit A - Power of Attorney

Exhibit B - Power of Attorney

Exhibit C - Agreement regarding filing of joint Schedule 13D

Exhibit A - POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that the person whose signature appears below hereby constitutes and appoints Brad Nelson his true and lawful attorney-in-fact and agent, for him and in his name, place and stead, in any and all capacities (including, but not limited to, as a general partner of any partnership, a member or manager of any limited liability company, a trustee of any trust, or an officer or director of any corporation or other entity), with full power of substitution, to: (i) sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed pursuant to Section 13 or 16 of the Securities Exchange Act of 1934, as amended, and any and all regulations promulgated thereunder, (ii) sign any notice on Form 144 (including any amendments thereto) pursuant to Rule 144 of the Securities Act of 1933, as amended, (iii) file the same (including any amendments thereto), with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and any stock exchange or similar authority, and (iv) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this power of attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate.

The understood hereby grants to the attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney.

This power of attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to the attorney-in-fact.

IN WITNESS WHEREOF, the undersigned has executed this power of attorney as of the 11th day of February, 2014.

/s/ Farhad Fred Ebrahimi

--------------------------

Farhad Fred Ebrahimi

Exhibit B - POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that the person whose signature appears below hereby constitutes and appoints Brad Nelson her true and lawful attorney-in-fact and agent, for her and in her name, place and stead, in any and all capacities (including, but not limited to, as a general partner of any partnership, a member or manager of any limited liability company, a trustee of any trust, or an officer or director of any corporation or other entity), with full power of substitution, to: (i) sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed pursuant to Section 13 or 16 of the Securities Exchange Act of 1934, as amended, and any and all regulations promulgated thereunder, (ii) sign any notice on Form 144 (including any amendments thereto) pursuant to Rule 144 of the Securities Act of 1933, as amended, (iii) file the same (including any amendments thereto), with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and any stock exchange or similar authority, and (iv) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this power of attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate.

The understood hereby grants to the attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney.

This power of attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to the attorney-in-fact.

IN WITNESS WHEREOF, the undersigned has executed this power of attorney as of the 11th day of February, 2014.

/s/ Mary Wilkie Ebrahimi

---------------------------

Mary Wilkie Ebrahimi

Exhibit C - AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Stratasys Ltd.

Executed as a sealed instrument this 25th day of January, 2024.

By: ***

----------------------------------------

Name: Farhad Fred Ebrahimi

By: ****

----------------------------------------

Name: Mary Wilkie Ebrahimi

***By: /s/ Brad Nelson

------------------------

Brad Nelson as Attorney-in-Fact

****By: /s/ Brad Nelson

------------------------

Brad Nelson as Attorney-in-Fact

*** This Schedule was executed by Brad Nelson pursuant to a Power of Attorney, filed with the Securities and Exchange Commission herewith.

**** This Schedule was executed by Brad Nelson pursuant to a Power of Attorney, filed with the Securities and Exchange Commission herewith.